UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number: 001-32751

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V.
(PACIFIC AIRPORT GROUP)
(Translation of registrant's name into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B
Torre Pacifico, Piso 6
Col. Rinconada del Bosque
44530 Guadalajara, Jalisco, México
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Grupo Aeroportuario del Pacifico Announces Issuance of Bond Certificates in Mexico for Ps. 5.4 Billion

GUADALAJARA, Mexico, March 27, 2023 (GLOBE NEWSWIRE) -- Grupo Aeroportuario del Pacífico, S.A.B. de C.V., (NYSE: PAC; BMV: GAP) (the “Company” or “GAP”) announced today that it successfully completed the issuance of 54 million long-term bond certificates in Mexico (Certificados Bursátiles) at a nominal value of Ps. 100 each (One hundred pesos 00/100), for a total value of Ps. 5.4 billion, issued jointly. The amount of the issuance was up to Ps. 4.5 billion with a greenshoe option of up to 20%, which was reached at the closing of the issuance. The order book reached an over-subscription of 3.2x over the original issuance amount.

The bond certificates were issued in accordance with the following terms:

  11.2 million certificates were issued under the ticker symbol “GAP23-L”, at a nominal value of Ps. 100 (one hundred pesos 00/100) each, for a total value of Ps.1,120 million (one thousand twenty million pesos 00/100). Interest will be payable every 28 days at a variable rate of TIIE-28 plus 22 basis points. The principal will be due at maturity on March 23, 2026.

  42.8 million bond certificates were issued under the ticker symbol “GAP23-2L”, at a nominal value of Ps. 100 (one hundred pesos 00/100) each, for a total value of Ps. 4,280 million (four thousand two hundred eighty million pesos 00/100). Interest will be payable every 182 days at a fixed rate of 9.65%. The principal will be due at maturity on March 18, 2030.

In accordance with the Sustainability-Linked Bond Framework, GAP will annually publish, within its Annual Sustainability Report, an update on the Key Performance Indicator.

The Key Performance Indicator is the reduction of absolute scope 1 and 2 greenhouse gas emissions and will be verified by December 31, 2025, and audited by an external party, in case the target is not met, there will be an upward adjustment of 0.2% to the nominal value of the “GAP23-L” at the expiration date, while for the “GAP23-2L” 25 basis points will be added to the coupon starting from February 28, 2026, and until its expiration.

The issuance obtained the highest credit ratings in Mexico, "Aaa.mx" by Moody's and "mxAAA" by S&P, both on a national scale with a stable outlook. Additionally, the Company obtained a Second Party Opinion from Sustainalytics, per the industry’s best practices.

The proceeds from this issuance will be allocated to the payment of the bond certificates under the ticker symbol “GAP 20-2” issued on June 25, 2020, and maturing on June 22, 2023, for an amount of Ps. 602 million and the remainder will be used for capital investments.

COMPANY DESCRIPTION

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico ’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”. In April 2015, GAP acquired 100% of Desarrollo de Concessioner Aeroportuarias, S.L., which owns a majority stake in MBJ Airports Limited, a company operating Sangster International Airport in Montego Bay, Jamaica. In October 2018, GAP entered into a concession agreement for the operation of the Norman Manley International Airport in Kingston, Jamaica, and took control of the operation in October 2019.

This press release may contain forward-looking statements. These statements are statements that are not historical facts and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations, and the factors or trends affecting financial condition, liquidity, or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends, or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that June involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01 800 563 00 47. The website is www.lineadedenuncia.com/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

Alejandra Soto, Investor Relations and Social Responsibility Officer	asoto@aeropuertosgap.com.mx
Gisela Murillo, Investor Relations	gmurillo@aeropuertosgap.com.mx/+52 33 3880 1100 ext. 20294

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.
(Registrant)

Date: March 27, 2023	/s/ SAÚL VILLARREAL GARCÍA
Saúl Villarreal García
Chief Financial Officer